UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 36104 / April 21, 2026

_____

In the Matter of   :
                                                                                            :
FRANKLIN TEMPLETON ETF TRUST   :
CLEARBRIDGE INVESTMENTS, LLC   :
FRANKLIN ADVISERS, INC.   :
FRANKLIN ADVISORY SERVICES, LLC   :
FRANKLIN ALTERNATIVE STRATEGIES FUNDS   :
FRANKLIN CALIFORNIA TAX FREE TRUST   :
FRANKLIN CALIFORNIA TAX-FREE INCOME FUND   :
FRANKLIN CUSTODIAN FUNDS   :
FRANKLIN ETF TRUST   :
FRANKLIN FEDERAL TAX-FREE INCOME FUND   :
FRANKLIN FUND ALLOCATOR SERIES   :
FRANKLIN GLOBAL TRUST   :
FRANKLIN GOLD & PRECIOUS METALS FUND   :
FRANKLIN HIGH INCOME TRUST   :
FRANKLIN INVESTORS SECURITIES TRUST   :
FRANKLIN MANAGED TRUST   :
FRANKLIN MUNICIPAL SECURITIES TRUST   :
FRANKLIN MUTUAL ADVISERS, LLC   :
FRANKLIN MUTUAL SERIES FUNDS   :
FRANKLIN NEW YORK TAX FREE TRUST   :
FRANKLIN NEW YORK TAX-FREE INCOME FUND   :
FRANKLIN REAL ESTATE SECURITIES TRUST   :
FRANKLIN STRATEGIC SERIES   :
FRANKLIN TAX-FREE TRUST   :
FRANKLIN TEMPLETON FUND ADVISER, LLC   :
FRANKLIN TEMPLETON INSTITUTIONAL, LLC   :
FRANKLIN TEMPLETON INVESTMENT MANAGEMENT LIMITED   :
FRANKLIN TEMPLETON INVESTMENTS CORP.   :
FRANKLIN VALUE INVESTORS TRUST   :
INSTITUTIONAL FIDUCIARY TRUST   :
K2/D&S MANAGEMENT CO., L.L.C.   :
LEGG MASON GLOBAL ASSET MANAGEMENT TRUST   :
LEGG MASON PARTNERS INCOME TRUST   :
LEGG MASON PARTNERS INSTITUTIONAL TRUST   :
LEGG MASON PARTNERS INVESTMENT TRUST   :

:

TEMPLETON ASSET MANAGEMENT LTD.   :
TEMPLETON DEVELOPING MARKETS TRUST   :
TEMPLETON FUNDS   :
TEMPLETON GLOBAL ADVISORS LIMITED   :
TEMPLETON GLOBAL INVESTMENT TRUST   :
TEMPLETON GLOBAL SMALLER COMPANIES FUND   :
TEMPLETON GROWTH FUND, INC.   :
TEMPLETON INCOME TRUST   :
TEMPLETON INSTITUTIONAL FUNDS   :
TEMPLETON INVESTMENT COUNSEL, LLC   :
WESTERN ASSET FUNDS, INC.   :
                                                       :
One Franklin Parkway   :
San Mateo, CA 94403-1906   :
                                                       :
GEORGE PUTNAM BALANCED FUND   :
PUTNAM ASSET ALLOCATION FUNDS   :
PUTNAM CALIFORNIA TAX EXEMPT INCOME FUND   :
PUTNAM CONVERTIBLE SECURITIES FUND   :
PUTNAM DIVERSIFIED INCOME TRUST   :
PUTNAM ETF TRUST   :
PUTNAM FOCUSED INTERNATIONAL EQUITY FUND   :
PUTNAM FUNDS TRUST   :
PUTNAM GLOBAL HEALTH CARE FUND   :
PUTNAM GLOBAL INCOME TRUST   :
PUTNAM HIGH YIELD FUND   :
PUTNAM INCOME FUND   :
PUTNAM INTERNATIONAL EQUITY FUND   :
PUTNAM INVESTMENT FUNDS   :
PUTNAM INVESTMENT MANAGEMENT, LLC   :
PUTNAM LARGE CAP VALUE FUND   :
PUTNAM MASSACHUSETTS TAX EXEMPT INCOME FUND   :
PUTNAM MINNESOTA TAX EXEMPT INCOME FUND   :
PUTNAM MORTGAGE SECURITIES FUND   :
PUTNAM NEW JERSEY TAX EXEMPT INCOME FUND   :
PUTNAM NEW YORK TAX EXEMPT INCOME FUND   :
PUTNAM OHIO TAX EXEMPT INCOME FUND   :
PUTNAM PENNSYLVANIA TAX EXEMPT INCOME FUND   :
PUTNAM SUSTAINABLE LEADERS FUND   :
PUTNAM TARGET DATE FUNDS   :
PUTNAM TAX EXEMPT INCOME FUND   :
PUTNAM TAX-FREE INCOME TRUST   :
                                                       :
100 Federal Street   :
Boston, MA 02110   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Franklin Templeton ETF Trust, et al. filed an application on June 13, 2024, and amendments to the application on July 24, 2025 and October 20, 2025, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, which would provide the relief necessary for an open-end management investment company (or series thereof) registered under the Act ("Fund") to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class").

The order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund operations consistent with rule 6c-11 under the Act and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

On March 25, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 36070). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Franklin Templeton ETF Trust, et al. (File No. 812-15588),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.